NAIA, INC.

Unaudited Financial Statements For The Year Ended December 31, 2019

NAIA, INC.
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS	
Cash	$ 25,272
Accounts Receivable	80,443
Inventory, Net	238,020
Prepaid Expenses	37,502
TOTAL CURRENT ASSETS	381,237
OTHER ASSETS	
Property, Plant & Equipment	2,839,014
Note Receivable	218,436
Leasehold Improvements	668,501
Loan/Lease Costs	124,846
Trademark / Intellectual Property	94,427
Accumulated Depreciation/Amortization	(1,792,255)
TOTAL ASSETS	$ 2,534,206

See accompanying notes, which are an integral part of these financial statements.

NAIA, INC.
BALANCE SHEET
DECEMBER 31, 2019
_____

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	621,025
Accrued Expenses	42,540
Unearned Revenues	16,543
Short Term Loans	214,304
TOTAL CURRENT LIABILITES	894,412

NON-CURRENT LIABILITIES

Notes Payable	2,474,365
SAFE Notes	627,205
TOTAL LIABILITIES	3,995,982

SHAREHOLDERS' EQUITY

Common Stock (20,000,000 Authorized, 3,312,777 Issued and Outstanding $.001 par value)	3,313
Additional Paid in Capital- Common Stock	403,002
Preferred Stock (4,000,000 Authorized, 500,000 Issued and Outstanding, $.001 par value)	500
Additional Paid in Capital- Preferred Stock	999,500
Retained Earnings (Deficit)	(2,868,091)
TOTAL SHAREHOLDERS' EQUITY	(1,461,776)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,534,206

NAIA, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

Operating Income	
Sales, Net	$ 1,801,050
Cost of Goods Sold	(1,281,336)
Gross Profit	519,714
Operating Expense	
Payroll	555,980
General & Administrative	227,152
Legal & Professional	95,347
Depreciation	75,928
Selling & Marketing	44,375
Employee Benefits	28,417
Rent	16,771
Amortization	8,397
Human Resource	2,316
Research & Development	1,157
	1,055,841
Net Income from Operations	(536,127)
Other Income (Expense)	
Interest Expense	(186,310)
State and Local Tax	(25,648)
Sub-Lease Income	39,114
Net Income	$ (708,971)

See accompanying notes, which are an integral part of these financial statements.


NAIA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019
_____


Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (708,971)
Depreciation	75,928
Change in Accounts Receivable	(29,118)
Change in Prepaid Expenses	6,122
Amortization	8,397
Change in Inventory	154,901
Change in Accounts Payable	173,284
Change in Accrued Expenses	42,540
Change in Short Term Loans	214,304
Prior Period Adjustment to Retained Earnings	14,487
Net Cash Flows From Operating Activities	(48,126)
Cash Flows From Investing Activities	
Collections on Note Receivable	31,313
Capitalization of Trademark / Intellectual Property	(77,353)
Purchase of Property, Plant & Equipment	(108,003)
Capitalization of Leasehold Improvements	(483,008)
Net Cash Flows From Investing Activities	(637,051)
Cash Flows From Financing Activities	
Issuance of Notes Payable	662,486
Issuance of SAFE Notes	36,585
Net Cash Flows From Investing Activities	699,071
Cash at Beginning of Period	11,376
Net Increase (Decrease) In Cash	13,894
Cash at End of Period	$ 25,272

NAIA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock			Preferred Stock			Additional Paid		Retained		Total Shareholders'
	Number		Amount	Number		Amount		in Capital		Earnings	Equity
Balance at December 31, 2018	3,312,777	$	3,313	500,000	$	500	$	1,402,503	$	(2,159,120)	$ (752,804)
Issuance of Stock	-		-	-		-		-		-	-
Net Income										(708,971)	(708,971)
Balance at December 31, 2019	3,312,777	$	3,313	500,000	$	500	$	1,402,503	$	(2,868,091)	$ (1,461,775)

See accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Naia, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company manufactures, distributes, and sells gelato, ice cream, and novelty products through retail and wholesale channels.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with operation of an early stage company including, but not limited to, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Inventory

The Company values inventory at the lower of cost or market value. As of December 31, 2019, the Company's inventory balance included an allowance for non-saleable product in the amount of $41,370.

Rent

The Company occupies retail space under a non-cancellable operating lease for a term of five years from September of 2015. Future minimum payments due under the lease are as follows:

- 2020: $50,308.00

The Company occupies warehouse space under a non-cancellable operating lease. Future minimum payments due under the lease are as follows:

- 2020: $35,147.88
- 2021: $35,147.88
- 2022: $35,147.88
- 2023: $35,147.88
- 2024: $35,147.88
- 2025: $2,928.99

The Company rents a distribution office in San Leandro, California under a month-to-month operating lease arrangement. The monthly costs of the arrangement are approximately $305 plus utilities.

Property, Plant, and Equipment

Property, Plant and Equipment consists of land, buildings, manufacturing equipment, and shipping trucks used for operations of the business. Fixed assets are depreciated on a double-declining basis over management's estimate of the asset's useful life.

Related Party Note Receivable

The Company has a note receivable from the Company's founder, Chris Tan. The note receivable represents advancements by the Company to its founder in consideration of certain tax obligations incurred by the founder on the Company's behalf prior to the Company's reorganization as a corporation. The note receivable bears interest at the rate of .87% per year and is amortized in equal monthly installments in lieu of salary payments to Chris Tan. The note has a thirteen-year term with a maturity date of January 1, 2026.

Accounts Payable

Accounts payable comprises current portions of outstanding debt and balances of multiple credit cards with interest rates that range from 3.9% to 23.99% per annum.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and prior, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, a valuation allowance was recorded as of December 31, 2019. The valuation allowance increased by $148,884 during the year ended December 31, 2019. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 0% for 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2019 and has a full valuation allowance against its net deferred tax assets.

The Company is subject to franchise and income tax filing requirements in the State of California.

NOTE D- DEBT

The Company has a promissory note with a principle amount of $48,218 with friends and family of the Company. The note accrues 10% per annum. The note has no formal repayment structure.

The Company has an overdue account payable with a supplier, Clover Dairy Farms. The supplier has agreed to an informal, longer-term arrangement to settle the debt with a total balance of $239,171.11, with amounts and schedule still to be negotiated.

The entered into a lease buyback arrangement on April 3, 2013. Under this agreement an entity, a "Patron", buys bunker freezers from the Company and would then sell back the equipment back to the Company. The original agreement was for 15 months. When the agreement matured, the Company had not fully purchased all the bunker freezers from Patrons. In 2017, the Company recognized the arrangement as an outstanding balance to accrue 10% compounding interest on an annual basis. As a result, an adjusting entry was made, effective as of January 1st, 2017. The principle amount and interest owed is $81,565.91 and is reflected under notes payable. The agreement currently has no set repayment schedule.

In 2018, the Company entered into a $1,898,000 loan agreement with First Bank. The note accrues 2.25% plus the Wall Street Journal Prime Rate per annum. The note has a 25-year term. The Company will make monthly payments to both accrued interest and principle sum starting at $13,718.87, subject to quarterly interest rate adjustments. Of the loan amount, $671,048 is set aside for payments to contractors for a property currently being built for the Company and will be capitalized once paid out.

The Company has a loan agreement for the sum of $250,000. The loan accrues 6.25% per annum and will mature in 2022. The Company will make monthly payments of $1,840. The total future annual payments amount to the following:

2020: $22,080
2021: $22,080

During the years ended December 31, 2019 and 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase

Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2019, the Company had $627,205 of SAFE obligations outstanding, with a valuation cap of $8,700,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2019 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2019.

NOTE E- EQUITY

The Company authorized the issuance of 20,000,000 shares of $0.001 par value Common Stock and 4,000,000 shares of $.001 par value Preferred Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have the rote to vote on certain items of Company business at the rate of one vote per ten shares of stock.

In the event of liquidation, the order of preference shall be Preferred Stock, then Common Stock.

NOTE F- EQUITY BASED COMPENSATION

The Company's equity compensation plan provides for the grant of equity awards to employees, and consultants, including stock options. As of December 31, 2019, the Company had 57,500 stock options outstanding. Previously granted options had an exercise price of $2.25, expire in ten years, and ranged from 100% immediate vesting to vesting over a four-year period.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 4, 2020, the date that the financial statements were available to be issued.